UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 16, 2026, CN Energy Group. Inc. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the closing bid price per share for its ordinary shares, no par value (the “Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter does not result in the immediate delisting of the Company’s Ordinary Shares, and has no current effect on the listing or trading of the Ordinary Shares.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until January 12, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by January 12, 2027, the Company may be eligible for an additional one hundred eighty (180) calendar days’ grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to January 12, 2027, or the expiration of the second compliance period if granted. If Nasdaq determines that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible for the additional compliance period, Nasdaq will provide notice that the Ordinary Shares will be subject to delisting. The Company would have the right to appeal a determination to delist its Ordinary Shares to a hearings panel.

On July 17, 2026, the Company issued a press release entitled “CN Energy Group. Inc. Receives Nasdaq Notice Regarding Minimum Bid Price Requirement”. A copy of the press release is filed as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT

Exhibit No.	Description
99.1	Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: July 21, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

3